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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Exhibit 99.1
Website: www.sibanyestillwater.com
MARKET RELEASE
Trading statement for the year ended 31 December 2020

Johannesburg, 5 February 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to provide a trading statement for the year ended 31 December 2020. In terms of paragraph 3.4(b) of the Listings
Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported upon, will differ by at least 20% from the financial results for the previous corresponding reporting period.

The Group advises that it expects to report profit attributable to the owners of the Group of between
R28,726 million (US$1,745 million) and R29,898 million (US$1,816 million) for the financial year ended
31 December 2020. This compares with and is substantially higher than profit attributable to the owners of the Group of R62 million (US$4 million) for the previous financial year.

Earnings per share (EPS) is expected to be between 1,053 SA cents (64 US cents) and 1,095 SA cents
(67 US cents) compared with EPS of 2 SA cents (0.2 US cents) for the period ended 31 December 2019 with headline earnings per share (HEPS) between 1,047 SA cents (64 US cents) and 1,089 SA cents (66 US cents)
compared with a headline loss per share of 40 SA cents (3 US cents) for the period ended
31 December 2019. This provides for a year-on-year increase well in excess of 100%
(approximately 55x higher) in both EPS and HEPS.

The expected increase in earnings was underpinned by a solid Group operational performance for 2020, despite the COVID-19 disruptions (as announced on 20 January 2021) and driven by higher metal prices and a weaker rand. The production contribution from the Marikana operations for the full 12-month period, following the acquisition of Lonmin in June 2019 and the realisation of significantly higher than forecast synergies, along with a notable return to profitability from the SA gold operations, following the strike in
H1 2019, were the main drivers of this operational performance.

Average precious metal prices were significantly higher year-on-year, with the average 4E PGM basket price 83% higher to R36,651/4Eoz (US$2,227/4Eoz), the average 2E PGM basket price 36% higher to
US$1,906/2Eoz (R31,373/2Eoz) and the average rand gold price 43% higher to R924,764/oz (US$1,747/oz).
Depreciation of the rand relative to the US dollar also boosted revenue, with the exchange rate on average 14% weaker for the period at R16.46/US$
These increases were partially offset by:
•
Higher mining and income tax expenses
• Loss on the early settlement of the US$ convertible bond
•
Fair value loss on deferred payment relating to the acquisition of the Rustenburg operation
The translation of rand amounts into US dollar is based on an average exchange rate of R16.46/US$ for 2020 and R14.46/US$ for 2019. This information is provided as supplementary information only.

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s auditors.

Results webcast and conference call
Sibanye-Stillwater will release operating and financial results for the six-months and year ended
31 December 2020 on Thursday, 18 February 2021 and will host a live presentation shared via a webcast
(https://78449.themediaframe.com/links/sibanye210218.html) and conference call (pre-registration is essential) at 10h00 (CAT) / 03h00 (EST) / 01h00 (MDT). There will also be a conference call for participants in the Americas at 17h00 (CAT) / 10h00 (EST) / 08h00 (MDT). For the webcast link and conference call dial-
in details, please refer to our website: https://www.sibanyestillwater.com/assets/mailers/YE2020/.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa,
Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-
Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs;
the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South
African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease
(COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.